United States securities and exchange commission logo





                            April 27, 2020

       Paul Seavey
       Executive Vice President and Chief Financial Officer
       Equity Lifestyle Properties, Inc.
       Two North Riverside Plaza
       Suite 800
       Chicago, IL 60606

                                                        Re: Equity Lifestyle
Properties, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 24,
2020
                                                            File No. 001-11718

       Dear Mr. Seavey:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 44

   1. We note your disclosure of your results of operations. Please tell us what consideration you gave to presenting
your discussion of material changes from year to year in a way that corresponds to the
line items on your Consolidated Statements of Income or your segment disclosure.
Please refer to Item 303 of Regulation S-K and SEC Release No. 33-
                                                        8350.
 Paul Seavey
FirstName LastNamePaul Seavey
Equity Lifestyle Properties, Inc.
Comapany NameEquity Lifestyle Properties, Inc.
April 27, 2020
Page 27,
April 2 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction